News Release
B2Gold Announces Positive Initial Open-pit Resource at the Newly-discovered
El Limon Central Zone, Nicaragua

Vancouver, February 23, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces a positive initial open-pit resource at the newly-discovered El Limon Central zone, at the El Limon property in Nicaragua, of 5,130,000 tonnes at a grade of 4.92 grams per tonne (“g/t”) of gold containing 812,000 ounces of gold (refer to table below). This large, good grade new zone has the potential to decrease the El Limon Mine’s cash operating costs and all-in sustaining costs per ounce, dramatically increase the El Limon mine life, and could lead to an expansion of the El Limon mill to a higher throughput rate which could potentially double annual gold production.

The El Limon Central zone, at its closest location, is approximately 150 metres from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the Central zone had been mined underground in past decades. B2Gold’s recent exploration work indicates the underground mining was much more limited than previously thought.

The El Limon central vein structure has been drill tested along a 2.2 -kilometre strike length so far, and remains open to depth and along strike, and will be further drill tested during 2018. This structure has experienced some limited historic mining along its length. Further north, the structure extends along strike and this area is being drill tested at present.

Highlighted results within the pit include 19.70 metres at 24.24 g/t gold (LIM-17-4119), 24.80 metres at 11.65 g/t gold (LIM-17-4112), 5.66 metres at 64.76 g/t gold (LIM-16-3984) and 15.70 metres at 20.04 g/t gold (LIM-17-4069).

Below and beyond the resource pit limits to the north, drill highlights include 2.0 metres at 13.43 g/t gold (LIM-17-4184) and 20.35 metres at 3.0 g/t gold, including 4.1 metres at 6.85 g/t gold (LIM-17-4198). All widths noted are true widths.

The Mineral Resource estimate was prepared in-house at B2Gold. A total of 248 drill holes (35,871 metres of drilling) were used in the gold grade estimate with more than 75% of the drill meterage (28,078 metres) coming from diamond drilling, completed by B2Gold. The remainder of the drilling was completed by previous owners during the late 1990s through early 2000s.

Inferred Mineral Resources reported at different gold cutoff grades are presented as a sensitivity case

Cutoff Grade g/t gold	Tonnes	Grade g/t gold	Ounces[1]
0.8	5,560,000	4.62	825,000
1.0	5,330,000	4.78	819,000
1.2	5,130,000	4.92	812,000
1.4	4,950,000	5.05	804,000

1.Mineral Resources are reported in accordance with NI 43-101 and the 2014 Canadian Institute of Mining, Metallurgy and Petroleum “Definition Standards for Mineral Resources and Mineral Reserves” (CIM Definition Standards). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent EL Limon Mine cash operating costs.

The 2017 El Limon budget was increased to USD$7.00 million and included over 30,000 metres of drilling in 157 holes with a focus on the El Limon vein. The 2018 El Limon budget is USD$7.00 million and will include 24,900 metres in 132 holes, again, with a focus on the El Limon vein.

B2Gold is currently conducting additional metallurgical testing on the El Limon Central ore and a study to evaluate the potential to expand the El Limon throughput to significantly increase annual gold production and reduce cash operating costs. The study is expected by mid-2018.

El Limon Tailings Project Update

In 2017, an initial study was completed regarding the potential re-processing of the old tailings at the El Limon Mine. Based on historic mill and drilling records, the tailings contain an estimated 9 million to 11 million tonnes with a potential gold grade of 0.80 g/t to 1.0 g/t. An ongoing drilling program is underway as part of a feasibility study which will confirm resources and grades, the optimum grind size, capital costs and final project economics. Based on the initial study completed in 2017, the Company believes that the project has the potential to produce an average of approximately 20,000 to 25,000 ounces of gold and 70,000 to 80,000 ounces of silver per year for approximately 9 to 11 years. The concept is to regrind the old tailings to a much finer grind size, process them through a new CIP plant and place the tailings in a new lined tailings storage facility. The potential quantity and grade included in the initial study is conceptual in nature, and there has been insufficient exploration to date to define a Mineral Resource, and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

The El Limon Mine has produced over 3 million ounces of gold since 1941, principally from the veins of El Limon, Talavera and Santa Pancha, the current focus of production. B2Gold purchased the mine in 2009, with the acquisition of Central Sun Mining, and the 19,200-hectare El Limon Mine is 95% B2Gold and 5% IMISA. The 2018 production forecast is between 55,000 to 60,000 ounces of gold.

B2Gold’s Quality Assurance/Quality Control

The primary laboratory for El Limon drilling program is Bureau Veritas Minerals in Vancouver, Canada. Core samples are prepared at El Limon preparation facility with the pulp sent to Vancouver and analysed using 30g fire assay with atomic absorption finish as well as multi-element ICP-MS analyses. SGS Laboratories in Medellin, Colombia, is the umpire laboratory.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core sample strings. The results of the control samples are evaluated on a regular basis with batches re-analysed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols.

Tom Garagan, Senior Vice President of Exploration, is the Qualified Person as defined under National Instrument 43-101, who has reviewed and approved the contents of this news release.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is the world’s new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland. With the large, low-cost Fekola Mine now in production, B2Gold is well positioned in achieving transformational growth in 2018. In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, cash flows, costs and the results of exploration, including, the potential for large, good grade new zone to decrease El Limon’s cash operating costs, to increase its mine life by several years and to expand its mill to a higher throughput rate to potentially double annual gold production; timing of further drill testing; the results of an initial study completed in 2017 and the potential to produce an average of approximately 20,000 to 25,000 ounces of gold and 70,000 to 80,000 ounces of silver per year for approximately 9 to11 years; 2018 production forecast of 55,000 to 60,000 ounces of gold; achievement of growth in 2018 and the consolidated forecasted gold production of between 910,000 and 950,000 ounces. Estimates of mineral resources and reserves, including the new inferred mineral resource estimate at El Limon, are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Acco rdingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. Production results and the Company’s guidance presented in this news release reflect total production at the mines the Company operates on a 100% basis.

Cautionary Note to United States Investors

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release refers to “mineral resources” and “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.